04016019

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

A44 3/16/2004

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
MAR 1 2004
526

SEC FILE NUMBER
8- 49065

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KD Offshore Fund, C.V.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 Third Avenue, Suite 1000
(No. and Street)

New York, (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Glen M. Friedman (212) 350-0262
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

Julianaplein 38, P.O. Box 360, Willemstad Curacao Netherlands Antilles
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Glen M. Friedman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KD Offshore Fund, C.V., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Attorney-in-fact of KD Offshore N.V.
General Partner of KD Offshore Fund, C.V.
Title

Notary Public

KELLY RICE
Notary Public, State of New York
No. 01RI5077019
Qualified in New York County
Commission Expires May 19, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KD Offshore Fund, C.V.

Statements of Financial Condition
December 31, 2003 and 2002

PRICEWATERHOUSECOOPERS

Assurance & Business Advisory Services
P.O. Box 360
Julianaplein 38
Willemstad - Curaçao
Netherlands Antilles
Telephone +599 (9) 430 0000
Facsimile +599 (9) 461 1118

Report of Independent Auditors

To the Partners of KD Offshore Fund, C.V.

In our opinion, the accompanying statements of financial condition, including the condensed schedules of investments present fairly, in all material respects, the financial position of KD Offshore Fund, C.V. (the "Partnership") at December 31, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits of the financial statements provide a reasonable basis for our opinion.

Curaçao, February 17, 2004

PricewaterhouseCoopers NA

PricewaterhouseCoopers Netherlands Antilles

KD Offshore Fund, C.V.
Statements of Financial Condition
December 31, 2003 and 2002

	2003	2002
Assets		
Cash	$ 1,002	$ 1,234
Securities owned, held by the clearing broker, at fair value	75,763,236	86,585,975
Receivable from brokers and dealers	32,922,013	32,019,577
Unrealized gain on contracts for differences, at fair value	253,379	-
Dividends receivable	48,787	59,580
Other assets	1,987	368
Total assets	$ 108,990,404	$ 118,666,734
Liabilities and Partners' Capital		
Securities sold, but not yet purchased, at fair value	$ 39,144,793	$ 31,680,666
Payable to brokers and dealers	-	675,096
Dividends payable	10,129	-
Accounts payable and other liabilities	85,973	94,740
Total liabilities	39,240,895	32,450,502
Partners' capital	69,749,509	86,216,232
Total liabilities and partners' capital	$ 108,990,404	$ 118,666,734

The accompanying notes are an integral part of these financial statements.

KD Offshore Fund, C.V.
Condensed Schedule of Investments
December 31, 2003

	Shares or Principal Amount	Fair Value Long (Short)	Percent of Partners' Capital
Common Stocks			
Apparel			
Gucci Group NV	99,100	$ 8,478,005	12.1 %
		(479,080)	(0.7)%
Banks			
FleetBoston Financial Corp.	212,700	9,284,355	13.3 %
Other		1,926,827	2.8 %
Bank of America Corp.	(118,105)	(9,499,185)	(13.6)%
Other		(599,260)	(0.9)%
Chemicals			
Non USD Denominated		1,118,379	1.6 %
Consumer Products			
USD Denominated			
Dial Corp	125,400	3,570,138	5.1 %
Non USD Denominated		592,007	0.9 %
Diversified Manufacturing		1,833,800	2.6 %
		(1,285,670)	(1.8)%
Financial Services & Insurance			
USD Denominated			
John Hancock Financial Services Inc.	148,200	5,557,500	8.0 %
Other		2,796,188	4.0 %
Other		(2,623,590)	(3.8)%
Non USD Denominated			
Manulife Financial Corp.	(175,673)	(5,674,238)	(8.1)%
Other		611,887	0.9 %
Food & Beverage			
Non USD Denominated		2,576,242	3.7 %
Media		3,384,632	4.9 %
		(910,500)	(1.3)%
Medical/Pharmaceutical			
AdvancePCS	68,400	3,610,836	5.2 %
Mid Atlantic Medical Services Inc.	114,820	7,440,336	10.6 %
Sicor Inc.	201,000	5,467,200	7.8 %
Wellpoint Health Networks Inc.	93,500	9,068,565	13.0 %
Other		1,458,114	2.1 %
Anthem Inc.	(55,000)	(4,125,000)	(6.0)%
Caremark RX Inc.	(147,022)	(3,724,067)	(5.3)%
UnitedHealthcare Group Inc.	(74,852)	(4,354,889)	(6.2)%
Other		(2,172,618)	(3.1)%

The accompanying notes are an integral part of these financial statements.

KD Offshore Fund, C.V.
Condensed Schedule of Investments
December 31, 2003

	Shares or Principal Amount	Fair Value Long (Short)	Percent of Partners' Capital
Office Supplies/Printing		$ 2,594,105	3.8 %
		(2,630,738)	(3.8)%
Publishing		356,136	0.5 %
Software		508,217	0.7 %
Utilities		3,035,646	4.3 %
Common stocks owned (cost $69,505,297)		75,269,115	107.9 %
Common stocks sold, but not yet purchased (proceeds $35,595,541)		(38,078,835)	(54.6)%
Other (proceeds $113,146)		(125,643)	(0.2)%
Exchange Traded Equity Options			
Diversified Manufacturing		67,438	0.1 %
Defense		563	0.0 %
Software		426,120	0.6 %
Total exchange traded equity options (cost $428,863)		494,121	0.7 %
Exchange Traded Equity Options			
Medical			
United Healthcare Mar. 40 Call	(193)	(353,190)	(0.5)%
Anthem Inc Mar. 60 Call	(385)	(587,125)	(0.8)%
Total exchange traded equity options (proceeds $600,907)		(940,315)	(1.3)%
Total securities owned, held by the clearing broker (cost $69,934,160)		$ 75,763,236	108.6 %
Total securities sold, but not yet purchased (proceeds $36,309,594)		$ (39,144,793)	(56.1)%
Contracts for differences			
Non USD Denominated		$ 253,379	0.4 %

The accompanying notes are an integral part of these financial statements.

KD Offshore Fund, C.V.
Condensed Schedule of Investments
December 31, 2002

	Shares or Principal Amount	Fair Value Long (Short)	Percent of Partners' Capital
Common Stocks			
Building & Construction			
Nortek	192,500	$ 8,806,875	10.2 %
Chemicals			
Non USD Denominated		594,752	0.7 %
Financial Services & Insurance			
USD Denominated			
Household International	280,400	7,797,924	9.0 %
Other		43,905	0.1 %
HSBC Holdings	(611,453)	(6,723,537)	(7.8)%
Other		(1,524,266)	(1.7)%
Non USD Denominated		3,321,839	3.9 %
Food & Beverage			
USD Denominated			
Dole Food Inc.	147,500	4,805,550	5.5 %
Other		2,452,040	2.8 %
Non USD Denominated		82,371	0.1 %
Manufacturing			
USD Denominated			
Gucci Group	61,000	5,587,600	6.5 %
Tyco International	279,700	4,777,276	5.5 %
Other		2,289,200	2.7 %
Non USD Denominated		3,685,249	4.3 %
Media			
Hispanic Broadcasting	243,282	4,999,445	5.8 %
Other		2,136,810	2.5 %
Univision Communications	(206,711)	(5,064,420)	(5.9)%
Other		(695,315)	(0.8)%
Medical/Pharmaceutical			
Pharmacia Corp.	413,000	17,263,400	20.0 %
Other		2,169,055	2.5 %
Pfizer	(578,120)	(17,673,128)	(20.5)%
Oil, Gas & Coal			
Non USD Denominated		3,629,504	4.2 %
Real Estate		718,989	0.8 %
Software		1,461,135	1.7 %
Utilities			
American Water Works	147,600	6,712,848	7.8 %

The accompanying notes are an integral part of these financial statements.

KD Offshore Fund, C.V.
Condensed Schedule of Investments
December 31, 2002

	Shares or Principal Amount	Fair Value Long (Short)	Percent of Partners' Capital
Common Stocks			
Other			
USD Denominated		$ 1,945,754	2.3 %
Non USD Denominated		1,194,935	1.4 %
Common stocks owned (cost $84,919,972)		$ 86,476,456	100.3 %
Common stocks sold, but not yet purchased (proceeds $32,019,850)		$ (31,680,666)	(36.7)%
Exchange Traded Equity Options			
Exchange traded equity options owned		$ 109,519	0.1 %
Total exchange traded equity options (cost $102,845)		$ 109,519	0.1 %
Total securities owned, held by the clearing broker (cost $85,022,817)		$ 86,585,975	100.4 %
Total securities sold, but not yet purchased (proceeds $32,019,850)		$ (31,680,666)	(36.7)%

The accompanying notes are an integral part of these financial statements.

1. Organization and Activities

KD Offshore Fund, C.V. ("the Partnership"), is a Netherlands Antilles limited partnership formed on January 1, 1996 to engage in risk arbitrage investing (i.e., investing in the securities of public companies which are the subjects of announced mergers) and the related trading of securities and options. The Partnership is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc.

The General Partner of the Partnership is KD Offshore N.V. ("KDOS"), a Netherlands Antilles corporation. The Investment Manager of the Partnership is Kellner, DiLeo & Co., L.P. ("KDLP"), a Delaware limited partnership.

2. Significant Accounting Policies

Basis of Presentation
The Partnership's records are maintained on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America.

Securities Transactions
Financial instruments, including options, are recorded at fair value. Purchases and sales of financial instruments are recorded on a trade-date basis. Dividends on securities owned and on securities sold, but not yet purchased, are recognized on the ex-dividend date.

Securities which are listed on a national securities exchange are valued by the Partnership at their last sale price on the date of valuation, or, if no sales occurred on that date, at the mean "bid" and "asked" prices on that date. Securities which are not listed are valued by the Partnership at their last closing "bid" price if held "long" and last closing "asked" price if held "short." Investments for which quotations are not readily available or whose quotes are deemed to be inappropriate by KDOS, are valued at estimated fair value as determined in good faith by KDOS, based on, among other things, type of investment or underlying investment, marketability (or absence thereof), cost and quotations from outside brokers. The fair value of financial instruments determined by KDOS is based upon available information and is not necessarily indicative of an amount that the Partnership could realize in a current transaction. Because of the inherent uncertainty of valuation for these investments, the estimated fair value may not necessarily represent amounts that might be ultimately realized, since such amounts depend on future circumstances, and the difference could be material.

Translation of Foreign Currencies
The accounts of the Partnership are maintained in U.S. dollars. Assets and liabilities denominated in currencies other than the U.S. dollar have been translated at exchange rates prevailing at the report date.

Income Taxes
No provision for federal, state, and local income taxes has been made as individual partners are responsible for their own tax payments on their proportionate share of the Partnership's taxable income.

Clearing Agreement
The Partnership clears all of its securities through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Partnership and the clearing broker, the clearing broker has the right to charge the Partnership for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Partnership has no maximum amount and applies to all trades executed through the clearing broker, the Partnership believes that there is no determinable amount assignable to this right. At December 31, 2003 and December 31, 2002, the Partnership has recorded no liabilities with regard to this right.

In addition, the Partnership has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Partnership monitors the credit standings of the clearing broker and all counterparties with which it conducts business.

Use of Estimates and Indemnifications
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements. Actual results could differ from those estimates.

In the normal course of business, the Partnership enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Partnership's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Partnership that have not yet occurred. However, based on experience, the Partnership expects the risk of loss to be remote.

3. Securities Owned Held by the Clearing Broker and Securities Sold, but Not Yet Purchased

As all of the Partnership's securities owned are deposited with a clearing broker, the clearing broker has the right to re-hypothecate the securities. Accordingly, these securities are shown as securities owned, held by the clearing broker, on the statements of financial condition.

Securities sold, but not yet purchased, represent obligations of the Partnership to deliver specified securities at the contracted prices and thereby create a liability to repurchase the securities in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet market risk, as the Partnership's ultimate obligation to satisfy securities sold, but not yet purchased, may exceed the amount recognized in the financial statements.

4. Related Party Transactions

KDLP provides investment management and administrative services to the Partnership. Some of the members of the General Partner of KDLP are also members of Kellner, DiLeo Investments, L.L.C., the "Special Limited Partner" of the Partnership which in turn owns 100% of KDOS, the General Partner of the Partnership.

5. Significant Agreements

The Partnership has appointed KDLP to serve as the investment adviser. The Partnership pays the investment adviser, through the General Partner, a fee for portfolio management services at the rate of 1.5% per annum, payable quarterly in arrears, based on the capital accounts of all limited partners (other than the Special Limited Partner) (the "Management Fee").

KDLP also provides administrative services to the Partnership. KDLP is reimbursed for all expenses incurred in connection with the provision of services to the Partnership. As stipulated in the KDLP service agreement, KDLP receives a monthly fee based upon the average net assets of the Partnership subject to an annual minimum of $33,000.

In addition, the Partnership may obtain services from Marketing Representatives ("MR") who refer investors to the Partnership. The referral fees payable by the Partnership to the MR are allocated to the Special Limited Partner.

6. Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1 or "the Rule"), which requires the maintenance of minimum net capital. The Partnership has elected to use the alternative method permitted by the Rule, which requires that it maintain minimum net capital, as defined, of $250,000. At December 31, 2003 and 2002, the Partnership has net capital of $51,501,356 and $68,018,186, respectively, which exceeds requirements by $51,251,356 and $67,768,186, respectively.

Capital withdrawals expected within the six months following December 31, 2003 are approximately $1,787,000.

The Partnership is exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 pursuant to paragraph (k)(2)(ii), since it has no customer accounts.

7. Financial Instruments

In the normal course of its business, the Partnership enters into financial transactions where the potential loss due to market risk and credit risk exceeds the related amounts recorded. Market risk is the potential loss the Partnership may incur as a result of changes in the fair value of a particular financial instrument. Credit risk is the possibility that a loss may occur from the failure of a counterparty to make payments according to the terms of a contract. The Partnership's exposure to credit risk at any point in time is represented by the fair value of the contracts reported as assets at such time.

The Partnership enters into transactions in derivative financial instruments with varying degrees of off-balance sheet risk as part of its normal proprietary trading activities and in order to reduce its exposure to market risk in connection with these activities. The values of these instruments are a function of the underlying securities values, volatilities and interest rates. These transactions include the purchases and sales of equity option contracts. A buyer of an option has the right to purchase (in the case of a call option) or sell (in the case of a put option) a specified quantity of a specific financial instrument at a specified price prior to or on a specified expiration date. A writer of an option is exposed to the risk of loss if the market price of the underlying financial instrument declines (in the case of a put option) or increases (in the case of a call option). A writer of a call

option can never profit by more than the premium paid by the buyer, but can lose an unlimited amount.

The Partnership may enter into contracts for differences ("CFD's") as part of its investment strategies. A CFD is an agreement between two parties to exchange the difference between the opening price and the closing price of an underlying security, at the close of the contract, multiplied by the number of shares specified within the contract. Such transactions are stated at fair value and are subject to margin and collateral requirements as stipulated by the counterparty. Net unrealized gains are reported as an asset and net unrealized losses are reported as a liability on the statements of financial condition.

A summary of the fair value of the Partnership's derivative financial instruments follows:

	Fair Value As of December 31,	
	Long	**Short**
2003		
Equity options	$ 494,121	$ (940,315)
Contracts for differences	$ 253,379	$ -
2002		
Equity options	$ 109,519	$ -

8. Receivable from and Payable to Brokers and Dealers

Receivable from broker includes balances on account with one clearing broker and amounts due for unsettled trades in securities and derivative contracts. The Partnership is subject to credit risk to the extent that the broker may be unable to fulfill its obligations either to return the Partnership's securities or repay amounts owed. However, this risk is mitigated by the fact that the Partnership's securities are held in custody by a major financial institution.

9. Units

The Partnership defined the unit per limited partner to have a value of $50.00 at the inception of the Partnership. As of December 31, 2003 and 2002, the total number of units assigned to the limited partners is 628,395.83 and 810,761.88, respectively, with a net asset value of $110.98 and $106.32 per unit, respectively.

10. Subsequent Events

As of January 1, 2004, the Partnership's capital was $69,551,695 as a result of partners' withdrawals of $1,033,100 and partners' contributions of $835,286.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control
Required By SEC Rule 17a-5

To the Partners of KD Offshore Fund, C.V.

In planning and performing our audit of the financial statements and supplemental schedule of KD Offshore Fund, C.V. (the "Partnership") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to

achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 17, 2004